Filed pursuant to Rule 433

Dated October 19, 2021

Registration No. 333-257860

Corporación Andina de Fomento

USD 1,000,000,000 of 1.25% Notes due 2024

Issuer:	Corporación Andina de Fomento

Ratings(1):	Moody’s: Aa3 (Stable) / S&P: A+ (Positive) / Fitch: A+ (Stable)

Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness

Transaction Type:	SEC Registered

Currency:	U.S. Dollars

Total Principal Amount:	USD 1,000,000,000

Offering Price:	99.666%

Gross Proceeds (excluding accrued interest):	USD 996,660,000

Trade Date:	October 19, 2021

Settlement:	October 26, 2021 (T+5)

Maturity:	October 26, 2024

Coupon:	1.25% per annum, payable semi-annually

Spread to SOFR Mid-Swap:	+67.0 bps

Mid-Swap Spread:	-1.6 bps

Benchmark Instrument:	UST 0.625% due October 15, 2024

Benchmark Instrument Price/Yield:	99-24 / 0.710%

Spread to Benchmark Instrument:	+65.4 bps

Yield to Maturity:	1.364%

Interest Rate Payment Frequency:	Semi-annual

Interest Payment Dates:	October 26 and April 26, with first interest payment date on April 26, 2022

Interest Rate Basis:	30/360

Business Day Convention:	Modified Following, Unadjusted

Redemption Provisions:	Redeemable in whole, but not in part, for tax reasons

Sinking Fund Provisions:	No sinking fund provisions

Form:	Global note held by depositary or the depositary’s custodian

Denominations:	Denominations of USD 1,000.00 and integral multiples of USD 1,000.00 in excess thereof

Clearing:	DTC / Euroclear / Clearstream

Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas Daiwa Capital Markets Europe Limited J.P. Morgan Securities plc

Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom BNP Paribas 16 boulevard des Italiens 75009 Paris France

Names and Addresses of Representatives:	Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX United Kingdom J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom

Governing Law:	New York

Listing:	Application will be made to admit the notes to the official list of the Financial Conduct Authority and to the regulated market of the London Stock Exchange

CUSIP/ISIN:	CUSIP: 219868 CE4 ISIN: US219868CE41

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

UK MiFIR Professionals/ECPs-only – Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request it by calling Barclays Bank PLC at +1 (888) 603-5847, BNP Paribas at +44 20 7595 8222, Daiwa Capital Markets Europe Limited at +44 20 7597 8000, or J.P. Morgan Securities plc at +1-866-803-9204.

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